SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UPDATE ON AER LINGUS

Further to Ryanair's Q3 results announcement issued today (Jan 28), the following is an update in relation to the Aer Lingus offer:

Ryanair's CEO Michael O'Leary Said:

" Ryanair has submitted a radical and unprecedented remedies package to the EU in support of its offer for Aer Lingus.  We believe these remedies address every current Ryanair\Aer Lingus crossover route and all other competition issues raised by the Commission in its Statement of Objections. The remedies involve two upfront buyers each basing aircraft in Ireland to takeover and operate a substantial part of Aer Lingus' existing route network and short-haul business.  This will be the first EU airline merger which will deliver structural divestitures and multiple upfront buyers.  We look forward to completing our offer for Aer Lingus subject to receiving approval from the EU competition authorities in early March".

For further information       Howard Millar                              Joe Carmody
please contact:                     Ryanair Holdings plc                  Edelman
www.ryanair.com                 Tel: 353-1-8121212                   Tel: 353-1-6789333

This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities.

The directors of Ryanair and Coinside Limited accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair and Coinside Limited in respect of the information in this announcement relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside Limited to verify this information). To the best of the knowledge and belief of the directors of Ryanair and Coinside Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The source of information in relation to the IAG acquisition of BMI, to Air France-KLM's acquisition of a 25% interest in Alitalia and to Lufthansa acquisitions is as previously stated in the Offer Document issued by Ryanair dated 17 July, 2012 . The source of information relating to Aegean Airlines and its proposed merger with Olympic Air is the announcement issued by Aegean Airlines dated 22 October, 2012 and the source of information relating to the sale of TAP is the announcement issued by the Portuguese government dated 18 October, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 January, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary